UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-9C-3

                                QUARTERLY REPORT

                       FOR THE QUARTER ENDED June 30, 2003

   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



                              PROGRESS ENERGY, INC.
                            410 S. Wilmington Street
                                Raleigh, NC 27602


Contents                                                                    Page

ITEM 1 - Organization Chart                                                   2

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions       3

ITEM 3 - Associate Transactions                                               4

ITEM 4 - Summary of Aggregate Investment                                      6

ITEM 5 - Other Investments                                                    6

ITEM 6 - Financial Statements and Exhibits                                    6

                           ITEM 1 - ORGANIZATION CHART

                                                                                           Percentage
                                                              Energy or       State        of Voting
                                                              Gas              of          Securities
                     Name of Reporting Company                Related      Organization      Held             Nature of Business

Progress Ventures, Inc.                                       Energy            NC             100        Holding Company
  PV Synfuels LLC(1)                                          Energy            NC             100        Synthetic Fuel Production
       Solid Fuel  LLC                                        Energy            DE             90         Synthetic Fuel Production
       Sandy River Synfuel LLC                                Energy            DE             90         Synthetic Fuel Production
       Colona Synfuel LLLP                                    Energy            DE             17         Synthetic Fuel Production
Strategic Resource Solutions Corp.                            Energy            NC             100        Energy Services Company
Progress Energy Solutions, Inc.                               Energy            NC             100        Energy Services Company
  PES Engineering Corp.                                       Energy            NC             100        Energy Engineering
Progress Fuels Corporation                                    Energy            FL             100        Procurement and
                                                                                                          Transportation of Coal
  EFC Synfuel LLC                                             Energy            DE             100        Holding Company
       Ceredo Synfuel LLC                                     Energy            DE             99         Synthetic Fuel Production
       Sandy River Synfuel LLC                                Energy            DE              9         Synthetic Fuel Production
       Solid Energy LLC                                       Energy            DE             99         Synthetic Fuel Production
       Solid Fuel LLC                                         Energy            DE              9         Synthetic Fuel Production
  Kentucky May Coal Company, Inc.                             Energy            VA             100        Coal Mine
       KRT Holdings, Inc.                                     Energy            DE             100        Coal and Bulk Material
                                                                                                          Terminal
            Kanawha River Terminals, Inc.                     Energy            FL             100        Coal and Bulk Material
                                                                                                          Terminal
                 Black Hawk Synfuel, LLC                      Energy            DE             100        Synthetic Fuel Production
                     New River Synfuel LLC                    Energy            CO             10         Synthetic Fuel Production
                 Ceredo Liquid Terminal LLC                   Energy            DE             100        Emulsion Products Terminal
                 Coal Recovery V, LLC                         Energy            MO             25         Synthetic Fuel Marketing
                 Colona Newco, LLC                            Energy            DE             100        Holding Company
                     Colona SynFuel Limited Partnership, LLLP Energy            DE            20.1        Synthetic Fuel Production
                 Colona Sub No. 2, LLC                        Energy            DE             100        Synthetic Fuel Production
                     Colona Synfuel Limited Partnership, LLLP Energy            DE              1         Synthetic Fuel Production
                 Colona Synfuel Limited Partnership, LLLP     Energy            DE            61.9        Synthetic Fuel Production
  Marmet Synfuel, LLC                                         Energy            DE             100        Synthetic Fuel Production
  Progress Materials, Inc.                                    Energy            FL             100        Manufacturing
  Progress Synfuel Holdings, Inc.                             Energy            DE             100        Holding Company
            Ceredo Synfuel LLC                                Energy            DE              1         Synthetic Fuel Production
            Sandy River Synfuel LLC                           Energy            DE              1         Synthetic Fuel Production
            Solid Energy LLC                                  Energy            DE              1         Synthetic Fuel Production
            Solid Fuel LLC                                    Energy            DE              1         Synthetic Fuel Production
  Riverside Synfuel, LLC.                                     Energy            WV             100        Synthetic Fuel Production
Utech Venture Capital Corporation                             Energy            DE            11.56       Investment in
                                                                                                          Electrotechnologies
Utech Climate Challenge Fund                                  Energy            DE            9.76        Investment in
                                                                                                          Electrotechnologies

------------
1 PV Synfuels, LLC was formerly known as CPL Synfuels, LLC.

                ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND
                              CAPITAL CONTRIBUTION


Contribution        Company Making                     Company Receiving               Contribution
   Date             Contribution                          Contribution                 Amount (in $)

04/30/2003          PV Synfuels, LLC                    Solid Fuel, LLC                 2,355,573.19
04/30/2003          EFC Synfuel, LLC                    Solid Fuel, LLC                   235,557.32
04/30/2003          Progress Synfuel Holdings, Inc.     Solid Fuel, LLC                    26,173.04
04/30/2003          PV Synfuels, LLC                    Sandy River Synfuel, LLC        5,937,212.96
04/30/2003          EFC Synfuel, LLC                    Sandy River Synfuel, LLC          593,721.30
04/30/2003          Progress Synfuel Holdings, Inc.     Sandy River Synfuel, LLC           65,969.03
05/31/2003          PV Synfuels, LLC                    Solid Fuel, LLC                 2,196,464.95
05/31/2003          EFC Synfuel, LLC                    Solid Fuel, LLC                   219,646.49
05/31/2003          Progress Synfuel Holdings, Inc.     Solid Fuel, LLC                    24,405.17
05/31/2003          PV Synfuels, LLC                    Sandy River Synfuel, LLC       11,566,980.40
05/31/2003          EFC Synfuel, LLC                    Sandy River Synfuel, LLC        1,156,698.04
05/31/2003          Progress Synfuel Holdings, Inc.     Sandy River Synfuel, LLC          128,522.00


Dividend            Company Making                      Company Receiving              Dividend
  Date              Dividend                                Dividend                   Amount


                         ITEM 3. ASSOCIATE TRANSACTIONS

 Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

     Reporting Company      Associate Company               Types of       Direct Costs      Indirect      Cost of    Total Amount
    Rendering Services      Receiving Services              Services      Charged (in $)  Costs Charged  Capital (in  Billed (in $)
                                                                                              (in $)          $)
Progress Energy Solutions,  Carolina Power and Light    Energy                  2,898,592                                 2,898,592
LLC                         Company                     Management
Progress Fuels Corporation  Florida Power Corporation   Coal Sales             88,059,171                                88,059,171
Progress Fuels Corporation  Kanawha River Terminals,    Coal Sales              2,444,730                                 2,444,730
                            Inc.
Progress Fuels Corporation  Riverside Synfuel, LLC      Coal Sales              (403,801)                                 (403,801)
Progress Fuels Corporation  Florida Progress            Admin Services            149,051                                   149,051
                            Corporation
Progress Fuels Corporation  Florida Power Corporation   Admin Services              (316)                                     (316)
Progress Fuels Corporation  Carolina Power and Light    Admin Services             14,979                                    14,979
                            Company
Progress Fuels Corporation  Progress Land Corporation   Admin Services             76,396                                    76,396
Progress Fuels Corporation  Dulcimer Land Company, Inc. Admin Services             71,946                                    71,946
Progress Fuels Corporation  Homeland Coal Company, Inc. Admin Services             37,965                                    37,965
Progress Fuels Corporation  Awayland Coal Company, Inc. Admin Services             20,058                                    20,058
Progress Fuels Corporation  Powell Mountain Joint       Admin Services            144,230                                   144,230
                            Venture
Progress Fuels Corporation  Powell Mountain Coal        Admin Services            403,871                                   403,871
                            Company, Inc.
Progress Fuels Corporation  Mesa Hydrocarbons, LLC.     Admin Services            235,714                                   235,714
Progress Fuels Corporation  Westchester Gas Company,    Admin Services          (223,658)                                 (223,658)
                            Ltd.
Progress Fuels Corporation  Progress Fuels North Texas  Admin Services             65,695                                    65,695
                            Gas, LP
Progress Fuels Corporation  Progress Synfuel Holdings,  Admin Services              3,062                                     3,062
                            Inc.
Progress Fuels Corporation  EFC Synfuel, LLC            Admin Services            122,518                                   122,518
Progress Fuels Corporation  Ceredo Synfuel, LLC         Admin Services            129,686                                   129,686
Progress Fuels Corporation  Marmet Synfuel, LLC         Admin Services             65,797                                    65,797
Progress Fuels Corporation  Riverside Synfuel, LLC      Admin Services                130                                       130
Progress Fuels Corporation  Progress Rail Services      Admin Services          8,102,713                                 8,102,713
                            Corporation
Progress Fuels Corporation  Progress Materials, Inc.    Admin Services            479,212                                   479,212
Progress Fuels Corporation  Kentucky May Coal Company,  Admin Services            275,670                                   275,670
                            Inc.
Progress Fuels Corporation  Diamond May Coal Company    Admin Services            418,790                                   418,790
Progress Fuels Corporation  Kentucky May Mining Company Admin Services            425,314                                   425,314
Progress Fuels Corporation  KRT Holdings, Inc.          Admin Services             15,652                                    15,652
Progress Fuels Corporation  Kanawha River Terminals,    Admin Services          1,822,827                                 1,822,827
                            Inc.
Progress Fuels Corporation  Colona Synfuel Limited      Admin Services             32,213                                    32,213
                            Partnership, LLLP
Progress Fuels Corporation  Black Hawk Synfuel LLC      Admin Services            247,815                                   247,815
Progress Fuels Corporation  Ceredo Liquid Terminal, LLC Admin Services            183,056                                   183,056

                                       4

                            ITEM 3 Part I (Continued)
                                     ITEM 3.
 Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

     Associate Company      Reporting Company               Types of       Direct Costs      Indirect       Cost of   Total Amount
    Rendering Services      Receiving Services`             Services      Charged (in $)  Costs Charged  Capital (in  Billed (in $)
                                                            Rendered                          (in $)          $)
Carolina Power and Light    Strategic Resource           Admin Services             4,146                                     4,146
Company                     Solutions Corp.
Progress Energy Service     Strategic Resource           Admin Services           118,844                                   118,844
Co., LLC                    Solutions Corp.
Carolina Power and Light    Progress Energy Solutions,   Admin Services            27,042                                    27,042
Company                     Inc.
Progress Energy Service     Progress Energy Solutions,   Admin Services           162,207                                   162,207
Co., LLC                    Inc.
Powell Mountain Joint       Solid Fuel, LLC              Admin Services         3,262,662                                 3,262,662
Venture
Powell Mountain Joint       Solid Fuel, LLC              Fuel Sales            14,901,199                                14,901,199
Venture
Carolina Power and Light    Progress Fuels Corporation   Admin Services            54,518                                    54,518
Company
Florida Power Corporation   Progress Fuels Corporation   Admin Services           126,069                                   126,069
Progress Energy Service     Progress Fuels Corporation   Admin Services         9,576,736                                 9,576,736
Co, LLC
Progress Ventures, Inc.     Progress Fuels Corporation   Admin Services           575,439                                   575,439
Marmet Synfuel, LLC         Progress Fuels Corporation   Coal/Synfuel           4,351,674                                 4,351,674
                                                         Sales
Riverside Synfuel, LLC      Progress Fuels Corporation   Coal/Synfuel             432,164                                   432,164
                                                         Sales
Kanawha River Terminals,    Progress Fuels Corporation   Coal Sales             1,672,420                                 1,672,420
Inc.
Black Hawk Synfuel, LLC     Progress Fuels Corporation   Coal/Synfuel           2,227,812                                 2,227,812
                                                         Sales
Kanawha River Terminals,    Sandy River Synfuels, LLC    Coal Sales            19,368,156                                19,368,156
Inc.
Kanawha River Terminals,    Sandy River Synfuels, LLC    Admin Services         5,994,031                                 5,994,031
Inc.
Kanawha River Terminals,    Colona Synfuel Partnership   Coal Sales            21,768,764                                21,768,764
Inc.                        LLLP
Kanawha River Terminals,    Colona Synfuel Partnership   Land Rent                  6,000                                     6,000
Inc. LLLP
Ceredo Liquid Terminal, LLC Colona Synfuel Partnership   Admin Services           781,524                                   781,524
                            LLLP
Florida Power Corporation   Progress Materials, Inc.     Facilities                28,293                                    28,293
                                                         Costs
Florida Power Corporation   Progress Materials, Inc.     Fuel Sales               200,415                                   200,415

                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:                                        (in 000's)
     Total consolidated capitalization as of 06/30/03.                          $ 18,268,524     Line 1
         Total capitalization multiplied by 15%                                 $  2,740,279     Line 2
           (line 1 multiplied by 0.15)
         Greater of $50 million or line 2                                       $  2,740,279     Line 3
         Total current aggregate investment:
         (categorized by major line of energy related businesses)
              Synthetic Fuel                                                         252,147
              Emulsion Products Terminal                                                   0
              Electrotechnologies                                                          0
              Energy Service                                                           8,273
              Manufacturing                                                           (1,057)
                  Total current aggregate investment                            $    259,362     Line 4
              Difference between the greater of $50 million or 15%
              of capitalization and the total aggregate investment of
              the registered holding company system (line 3 less line 4)        $  2,480,917     Line 5



                          ITEM 5 - OTHER INVESTMENTS(2)

           Investment Balance                                     11/30/00

           Colona Synfuel, LLLP                                    9,092,279
           Sandy River Synfuel, LLC                               29,981,746
           Solid Fuel, LLC                                        39,022,407
           Solid Energy LLC                                                -
           Ceredo Synfuel LLC                                              -
           Ceredo Liquid Terminal LLC                                      -
           Progress Materials, Inc.                                2,553,487
           Strategic Resource Solutions Corp.                    119,526,168
           Utech Venture Capital Corporation                       4,542,352
           Utech Climate Challenge Fund, LP                        2,249,375



                          ITEM 6 - FINANCIAL STATEMENTS

Not applicable.


------------
(2) These numbers do not include Progress Fuels Corporation (f/k/a Electric Fuels Corporation) because the Commission has determined that a majority of the assets of Progress Fuels Corporation's subsidiaries are not retainable under the standards of Section 11(b)(1) of the Act

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.



                                   PROGRESS ENERGY, INC.
                                   ---------------------
                                   Registrant



Date:    August 27, 2003           By:
                                          --------------------------------------
                                   Name:  Thomas R. Sullivan
                                   Title: Treasurer